August 29, 2006

Jim B. Rosenberg – Senior Assistant Chief Accountant

Amy C. Bruckner – Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

VIA EDGAR

Re:	Dendreon Corporation

Responses to Staff Comments of August 16, 2006

with Respect to:

Form 10-K for the fiscal year ended December 31, 2005

Filed March 15, 2006

Form 10-Q for the fiscal quarter ended June 30, 2006

Filed August 8, 2006

File No. 000-30681

Ladies and Gentlemen:

We hereby provide the following responses in reply to the comment letter, dated August 16, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). In this letter, we have included the text of the comments from the Staff in italicized, bold type and have followed the comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 1. Business, page 2

1.	If you capitalize inventory prior to FDA approval, please provide a brief description of the overall FDA approval process. The description should meaningfully relate to your accounting policy for pre-launch inventory.

We do not currently capitalize inventory prior to FDA approval. If in the future we determine it is appropriate to capitalize inventory prior to FDA approval, we will give effect to the Staff’s comment in future filings.

However, please note that we have an extensive discussion of the FDA approval process in the Government Regulation section of our Form 10-K commencing on page 12.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 36

2.	For each product that you determine to capitalize inventory prior to the approval of the product by the FDA, such as Provenge, please provide the information that follows, in a disclosure-type format.

•	Specify the current status of the product approval process, including any contingencies needed to be resolved prior to obtaining FDA approval, the risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval.

•	Specify the nature of any safety and efficacy, manufacturing and marketing, or labeling issues outstanding and why you do not believe those issues affect your probable future benefit conclusion.

•	Specify the remaining shelf-life, as of each balance sheet date presented, and why you believe you will be able to realize the inventory prior to the expiration of the shelf-life.

•	Specify the risks and uncertainties surrounding market acceptance of the product once approved and how this will affect the realization of the related asset.

•	Describe the current status of product-related litigation, for example, patent infringement lawsuits, and the nature of all contractual restrictions that must be satisfied prior to the sale of the product, if any. You should include within that disclosure a robust analysis of the effect that any lawsuit and/or contractual restrictions had or will have on your initial assessment that an asset existed, as well as your ongoing assessment of the realizability of the capitalized inventory.

•	Describe the effects of build-up of pre-launch inventory balances on liquidity.

If we capitalize inventory prior to FDA approval, we will incorporate and discuss the above referenced topics in our Critical Accounting Policies and Estimates.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Milestones, page F-8

3.

Please provide us with additional information, in a disclosure-type format, that clarifies your revenue recognition policy with respect to non-substantive/at-risk research and development milestones. That is, clarify your statement that you recognize revenue related to non-substantive/at-risk milestone payments “as if the payment(s) were an up-front fee” to tell us whether you: 1) recognize the related revenue over the remaining product development period and 2) whether you recognize a proportionate amount on receipt that correlates to the work already performed under the underlying development arrangement.

In response to the Staff’s comment, we will incorporate the following updated disclosure in future filings:

Milestones: Payments for milestones that are based on the achievement of substantive and at risk-performance criteria are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. When payments are not for substantive and at-risk milestones, such revenue will be recognized prospectively on a straight-line basis over the remaining estimated term of the product development period.

Note 2. Significant Agreements

Nuvelo, page F-13

4.	You disclose that you recognized the entire $4.6 million up-front fee received pursuant to your license agreement with Nuvelo, Inc. (“Nuvelo”) during the fiscal year ended December 31, 2004. Please provide us with additional information, in a disclosure-type format, that clarifies whether this payment is non-refundable. Additionally, tell us why you determined that it was appropriate to recognize the entire up-front fee immediately, as it appears you may have development obligations to Nuvelo under this agreement. Please refer to SAB No. 104, Topic 13.A.3(f), as applicable.

In our revenue recognition analysis related to the Nuvelo license agreement, we reviewed the guidance under SAB No. 104, including Topic 13.A.3(f) and (g). Pursuant to the agreement, Dendreon provided Nuvelo exclusive world wide rights to rNAPC in exchange for an up-front fee. The fee was received in 2004 and was non-refundable. We fulfilled the delivery requirements in February 2004 and had no further obligations to Nuvelo other than to defend the patent, if necessary. Topic 13.A.3(g) expressly indicates that an obligation to defend valid patents does not represent an additional deliverable. Accordingly, we concluded that, other than the rights transferred as noted above, there were no further deliverables due from us to Nuvelo pursuant to the license agreement. We further advise the Staff that the milestone and royalty payments referenced in our disclosure relate to contingent payments that may become due from Nuvelo to us as the result of milestones achieved by Nuvelo as they continue to develop the rNAPC product candidates, as well as royalties on sales of commercial product.

We will prospectively incorporate the following disclosure related to this agreement with Nuvelo in our 2006 Form 10-K:

Nuvelo

On February 4, 2004, we announced a worldwide licensing agreement with Nuvelo, Inc. for our novel anticoagulant, recombinant nematode anticoagulant protein c2 (“rNAPc2”), and all other rNAPc2 proteins. Under the terms of the agreement, Nuvelo paid us an upfront payment of $500,000 in cash and the balance in Nuvelo common stock valued at $4.1 million on the day the shares were received. In addition to the upfront payment, the agreement provides for Nuvelo to make payments to us upon its achievement of specified development milestones and royalties upon the commercialization of rNAPc product candidates. In accordance with the licensing agreement and the up-front license fee, we granted and transferred all patent rights, know-how and research and development expenses to Nuvelo in February 2004. Under the terms of the agreement, we have no further performance obligations to Nuvelo and therefore we recognized revenue of $4.6 million in 2004 and subsequently sold all the common stock acquired from Nuvelo at a $290,000 loss.

Note 11. Commitments and Contingencies, page F-24

5.	Please tell us why you have not recorded your obligations under the Diosynth RTP, Inc. agreements as liabilities on your balance sheet.

Our Bioprocessing Services Agreement with Diosynth dated May 16, 2001, as amended, provides for the scale-up to commercial manufacturing quantities of the antigen used in Provenge. On October 29, 2004, we entered into an amendment to that agreement in which Diosynth agreed to perform studies to verify the manufacturing process for the antigen and manufacture the antigen at commercial scale to validate the manufacturing process. The total contract price payable by us for this work is $18.4 million. If we terminate the agreement without cause, or if Diosynth were to terminate in the event of our contractual default, we would be obligated to pay Diosynth a cancellation fee equal to a portion of the remaining uninvoiced contract amount. As of December 31, 2005, this amount was approximately $3.2 million.

As of December 31, 2005, we had recorded in Accrued Liabilities $4,055,000 for the amount due Diosynth for services rendered and unpaid under the Bioprocessing Services Agreement (please see Footnote 6 – Accrued Liabilities). Management had no intention to terminate the agreement and we were not in default of the agreement at that date. Therefore, no additional amounts were accrued for a cancellation fee.

On December 22, 2005, we entered into a separate supply agreement with Diosynth covering the commercial production of the antigen to be used in connection with Provenge. Because Diosynth had not to date provided any services related to this arrangement, we did not accrue any liability for the supply agreement as of December 31, 2005. Our first binding order to Diosynth for commercial scale quantities of the antigen was placed on December 22, 2005 to commence production in January 2007. While this order is non-cancelable and obligates us to pay Diosynth a total of $25.1 million over the production period, management does not anticipate cancellation of the supply agreement and we are not currently in default thereunder. The first payment related to the first binding order to Diosynth for commercial scale quantities of the antigen was made in April 2006, and the production of the antigen is expected to begin in January 2007 and extend through November 2007.

In summary, we believe the ongoing rights and obligations of these arrangements are appropriately being accounted for as executory contracts.

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 4. Prepaid Manufacturing Costs, page 9

6.	Please provide us with additional information, in a disclosure-type format, that tells us why you did not recognize your April 2006 $6.3 million prepayment to Diosynth for the Provenge antigens as research and development expense. It appears that there will potentially be a long period between the time of payment and the approval of Provenge by the FDA. Please address FASB Concept Statement No. 6, SFAS No. 2, or other literature, as applicable.

The $6.3 million advance payment was made under the December 22, 2005 supply agreement covering the commercial production1 of the antigen to be used in connection with Provenge. Significantly, this advance payment is for future services (i.e., for supplies and services to be delivered in the future) rather than current period costs.

The supply agreement with Diosynth is for the future production of antigen to be used as a component of Provenge, and requires future delivery and our formal acceptance of the resultant product upon delivery from Diosynth. Formal acceptance includes our validation of the bioequivalency of the product and that GMP standards have been met. If the delivered product is not accepted, Diosynth must reproduce and deliver additional qualified product. It is only after acceptance that title and risks and rewards of ownership pass to Dendreon and at that time advance payments will be applied to the purchase of product required to be produced under the supply arrangement. The purchase of the antigen will, at the point of delivery, be assessed as to whether it qualifies as inventory or should be charged to R&D expense. Our policy is to expense R&D costs as incurred (i.e., as services are provided by our vendors or as materials are consumed for development purposes).

We have considered the guidance set forth in CON 6, particularly the definition of an asset in Paragraph 25, and believe that the $6.3 million advance payment made to Diosynth represents a prepaid asset at the time of payment. No service has been received and no costs have been incurred at the time of this payment. Under the supply agreement, the Company will obtain future economic benefit for this current payment in the form of the qualified product required to be delivered. The advance payment made to Diosynth provides the Company rights to undelivered product yet to be produced by or received from Diosynth and, therefore, represents a prepayment. Paragraph 249 of CON 6 suggests that such payments are analogous with prepaid insurance or prepaid rent, and may be appropriately recorded as prepaid assets at the time of payment if the payments are expected to bring future economic benefit. Further, as stated in Paragraph 149 of CON 6, many assets yield their benefits to an entity over several periods (for example, prepaid insurance). We believe that the $6.3 million advance payment to Diosynth is an asset that will yield benefits to the Company upon the future delivery of the product, and that the most appropriate subsequent accounting for such prepaid will be to record the cost of each antigen release as inventory or operating expense at the time of delivery (i.e., when title and risks and rewards of ownership have passed to us), depending on the probability of FDA approval of Provenge for commercial sale at that time.

We intend to include the following enhanced version of our disclosure of prepaid manufacturing costs in future filings:

On December 22, 2005, we entered into a supply agreement with Diosynth, RTP, Inc. covering the commercial production of the antigen used in connection with Provenge. Our first binding order to Diosynth for commercial scale quantities of the antigen was placed on the same day to commence production in January 2007. This order is non-cancelable and obligates us to pay Diosynth a total of $25.1 million in a series of

[1]	As noted in our response to comment 5, we have a separate agreement with Diosynth for the manufacture of clinical supplies.

advance payments through January 2007 followed by payments on a per gram basis as the qualified product is delivered. The initial production period is expected to extend from January 2007 through November 2007. In April 2006, we made our first advance payment of $6.3 million to Diosynth. The $6.3 million payment is recorded as prepaid manufacturing costs on our balance sheet as of June 30, 2006. Under the supply agreement with Diosynth, we are required to submit additional advances of $1.0 million and $7.3 million in October 2006 and January 2007, respectively. These payments will also be recorded as prepaid manufacturing costs at the time of payment. The initial payment was and subsequent payments will be recorded as prepaid manufacturing costs because they provide the Company with rights to qualified product yet to be produced and delivered by Diosynth, thereby providing future economic benefit to the Company.

The initial commercial production cycle will commence in January 2007, with product releases expected to begin in June 2007 and extend through November 2007. The remaining payments to Diosynth (approximately $10.5 million total) will be made when Diosynth delivers and Dendreon formally accepts grams of antigen at a price per gram as specified in the supply agreement, after the advances have been offset by delivered antigen. Upon delivery and our acceptance of each antigen release, we will evaluate the probability of regulatory approval for the commercial sale of Provenge. If commercialization is deemed probable by management, we will record the cost of each antigen release as inventory, at an amount equal to the estimated total price per gram. If commercialization is not deemed probable by management at the time of delivery, the total cost of that antigen release will be recorded as an operating expense.

7.	On page 15 of the “overview” section of your MD&A, you disclose that you anticipate filing your Biologics License Application, or BLA, for Provenge “on a rolling basis” in 2006. Please provide us with additional information, in a disclosure-type format, that states a more specific time-frame for filing this BLA. Tell us whether there have been any new developments, including any delays in the filing process from the time frame you originally anticipated. Please also clarify what you mean by “on a rolling basis.”

In response to the Staff’s comment we will incorporate the following updated disclosure in future filings:

Provenge has Fast Track designation from the FDA for the treatment of asymptomatic patients with metastatic, androgen-independent prostate cancer. We anticipate submitting a BLA for Provenge to the FDA in 2006 on a rolling basis, which permits the FDA to review sections of the BLA in advance of receiving the complete submission. As part of our rolling submission, we filed the clinical section of the BLA in August 2006 and intend to finalize the complete BLA submission with the chemistry, manufacturing and controls, or the CMC section, by the end of 2006. We own commercialization rights for Provenge worldwide.

8.	You state that you intend to reclassify your prepayments to Diosynth for Provenge antigens as inventory when they are delivered if it is probable that you will obtain regulatory approval for Provenge. Please confirm that you will provide the following disclosures If you capitalize inventory prior to FDA approval:

•	Specifically state the point during the FDA approval process you determine that a probable future benefit exists.

•	Disclose the status of the FDA’s consideration of the safety and efficacy of the drug and evaluation of the manufacturing process at that point.

•	For products that outstanding litigation has not been satisfactorily resolved, state the point during the litigation process that you determine that a probable future benefit exists.

•	Disclose how you apply the lower-of-cost-or-market principle to pre-launch inventory. We do not believe it is appropriate to aggregate pre-launch inventory with inventory for commercial sale when applying the lower-of cost-or-market principle.

•	Separately present pre-launch inventory from commercial inventory and quantify the total amount of inventory by category; that is, raw materials, working process and finished goods.

If we determine it is probable that we will obtain regulatory approval for Provenge and, therefore, begin capitalization of inventory prior to FDA approval, we will incorporate disclosure to address the above topics.

If you have any questions about the above responses or require any additional information, please don’t hesitate to contact me directly.

Sincerely,

DENDREON CORPORATION

By:	/s/ Richard F. Hamm, Jr.
Richard F. Hamm, Jr.
Senior Vice President,
Corporate Development,
General Counsel and Secretary